
HARRIS
STEEL GROUP INC.


06010635


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Attention Business Editors:

Harris Steel Signs Agreement to Acquire Fresno, California Assets and Business of Franklin Reinforcing Steel Co., Inc.

TSX:HSG

TORONTO, Jan. 16 /CNW/ - Harris Steel Group Inc. (HSG:TSX), ("Harris") today announced that Harris Steel Inc. through its newly established subsidiary, Harris Rebar Fresno Inc. has signed an agreement,to purchase the Fresno, California-based assets and business of Franklin Reinforcing Steel Co., Inc. Harris Steel Inc. is a 50/50 partnership of Harris Steel Group Inc. with Nucor Corporation.

Harris employees look forward to the conclusion of this acquisition, which will provide us with a second operating centre in California. As a team, we welcome the Franklin employees, who will continue to operate under the leadership of the Fresno-based management.

Total consideration will be based upon the value of working capital items at closing, but is anticipated to be approximately U.S.$6 million. Harris will acquire the business, fixed assets, working capital items and employees of Franklin's Fresno operation. The acquisition is subject to due diligence and is expected to close within 30 days.

About Harris Steel Group

Harris Steel Group Inc., through its subsidiaries, is engaged in the distribution, fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Through an acquisition in July, 2005, Harris Steel Group also participates in steel trading on a worldwide basis.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

For further information: Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, Email flora@harrissteel.com; Corporate Office, (416) 590-9549

Index of Releases

Harris Steel Group
4120 Yonge Street Suite 404 Toronto Ontario M2P 2B8
Tel 416-590-9549 Fax 416-590-9560 Email: info@harrissteel.com

File 82-34928

Submission Notification

ACCEPTED FORM TYPE SC 13G (0000906304-05-000370)
-Dec-2005 15:48

OLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE
MISSION.

```
OMPANY:        HARRIS STEEL GROUP INC
ORM TYPE:      SC 13G               NUMBER OF DOCUMENTS: 1
ECEIVED DATE:  08-Dec-2005 15:47    ACCEPTED DATE:       08-Dec-2005 15:48
ILING DATE:    08-Dec-2005 15:47
EST FILING:    NO                   CONFIRMING COPY:     NO
```

CCESSION NUMBER: 0000906304-05-000370

ILE NUMBER(S):
1. 005-81189

HE PASSWORD FOR LOGIN CIK 0000906304 WILL EXPIRE 04-Aug-2006 15:18.

LEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

UBJECT COMPANY(S):

```
1. CIK:          0001345013
   COMPANY:      HARRIS STEEL GROUP INC
   FORM TYPE:    SC 13G
   FILE NUMBER(S):
      1. 005-81189
```

ILED BY:

```
2. CIK:          0000906304
   FILER:        ROYCE & ASSOCIATES LLC
```

------------------------------- NOTICE ---------------------------------

RGENT: Verify that all of your addresses on the EDGAR database are
orrect. An incorrect address in the EDGAR Accounting Contact Name
nd Address information may result in your fee Account Activity
tatement being returned to the SEC as undeliverable. Please correct
utdated addresses via the EDGAR filing website.

he EDGAR system is available to receive and process filings from
:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support
taff members are available to respond to requests for assistance from
:00 a.m. to 7:00 p.m. Eastern Time.

e strongly encourage you to visit the Filing Website at
ttps://www.edgarfiling.sec.gov. You can download our current version
f the EDGARLink/Windows software and templates, the Filer Manual,
eceive on-line help, and access Frequently Asked Questions.

File 82-34928

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information statement pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.)

Harris Steel Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

414574301
(CUSIP Number)

Date of Event Which Requires Filing of this Statement: November 30, 2005

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 414574301 13G

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Royce & Associates, LLC 52-2343049

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b)

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER
2,742,800

6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER
2,742,800

8 SHARED DISPOSITIVE POWER

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,742,800

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.19%

12 TYPE OF REPORTING PERSON
IA

File 82-34928

574301 13G
Name of Issuer:
l Group Inc.

Address of Issuer's Principal Executive Offices:
r Relations
onge Street
B8,
m 2(a) Name of Persons Filing:
Royce & Associates, LLC
tem 2(b) Address of Principal Business Office, or, if None, Residence:
1414 Avenue of the Americas, New York, NY 10019
Item 2(c) Citizenship:
New York Corporation
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
414574301
Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in Section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act
(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
(h) [ ] Group
CUSIP No. 414574301 13G
Item 4 Ownership
(a) Amount Beneficially Owned:
2,742,800
(b) Percent of Class:
10.19%
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
2,742,800

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of 2,742,800
(iv) shared power to dispose or to direct the disposition of
Item 5 Ownership of Five Percent or Less of a Class. [ ]
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE
Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company.
NOT APPLICABLE
Item 8 Identification and Classification of Members of the Group.
NOT APPLICABLE
Item 9 Notice of Dissolution of Group.
NOT APPLICABLE

File 82-3492

574301 13G

tification.

ng below I certify that, to the best of my knowledge and belief, urities referred to above were acquired and are held in the ordinary of business and were not acquired and are not held for the purpose of th the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date: December 08, 2005



By: W. Whitney George, Vice President